Partners (admitted in Hong Kong)

Pierre-Luc Arsenault[3]

Lai Yi Chau

Henry M.C. Cheng[6]

Michel Debolt[3]

Justin M. Dolling[6]

David Patrick Eich (non-resident)[1,5,6]

Liu Gan[2]

Damian C. Jacobs[6,8]

Wing Lau[6]

Guang Li3

Neil E.M. McDonald[7,9]

Douglas S. Murning[6]

Nicholas A. Norris[6]

John A. Otoshi[3]

Jamii Quoc[8]

Jesse D. Sheley[1]

Qiuning Sun[3]

Dominic W.L. Tsun[3,6]

Li Chien Wong

Bate Yu3

David Yun[6,7]

Registered Foreign Lawyers

Damien Coles[6]

Benjamin W. James[4]

Bang Lin[3]

Peng Qi3

Benjamin Su3

Jonathan J. Tadd[6]

Shichun Tang[3]

David Zhang[3]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile:: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

December 24, 2014

VIA EDGAR

Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Brandon Hill, Attorney Advisor

Terry French, Accountant Branch Chief

Sharon Virga, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hailiang Education Group Inc.

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted November 21, 2014

CIK No. 0001596964

1.	Admitted in the State of Illinois (U.S.A.)
2.	Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.	Admitted in the State of New York (U.S.A.)
4.	Admitted in the State of Texas (U.S.A.)
5.	Admitted in the State of Wisconsin (U.S.A.)
6.	Admitted in England and Wales
7.	Admitted in New South Wales (Australia)
8.	Admitted in Victoria (Australia)
9.	Admitted in Western Australia (Australia)

Beijing  Chicago  Houston  London  Los Angeles  Munich  New York  Palo Alto  San Francisco  Shanghai  Washington, D.C.

Securities and Exchange Commission

December 24, 2014

Dear Mr. Spirgel, Ms. Krebs, Mr. Hill, Mr. French and Ms. Virga:

On behalf of our client, Hailiang Education Group Inc., a foreign private issuer incorporated in the Cayman Islands (the “Company”), below please find the Company’s responses to the comment letter to Mr. Lei Chen, the Company’s Chief Financial Officer, dated December 1, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

Concurrently with the submission of this letter, the Company is publicly filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits thereto via EDGAR to the Commission on December 24, 2014. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Registration Statement. The Registration Statement has been marked to show changes to the draft Registration Statement confidentially submitted to the Commission on November 21, 2014.

The Company respectfully advises the Staff that it plans to file another amendment to the Registration Statement containing the preliminary prospectus with the estimated offering size and price range in mid-January 2015, and commence the roadshow for the proposed offering no earlier than 21 days after the date hereof. In accordance with the Jumpstart Our Business Startups Act, the Company is filing publicly all draft registration statements confidentially submitted to the Commission. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter dated December 1, 2014. For ease of reference, we have set forth the Staff’s comments and the Company’s responses for each item below.

In addition to adding and revising the disclosure in response to the Staff’s comments, the Company has updated portions of the Registration Statement to reflect the Company’s latest developments since the Company submitted its draft Registration Statement on November 21, 2014.

We wish to thank you and other members of the Staff in advance for your review of the enclosed filing.

Securities and Exchange Commission

December 24, 2014

General

1.	We note your response to comment 1 and revised disclosure. Please revise in the appropriate places like the cover page to describe the termination date of the offering. See Item 501(b)(8) of Reg. S-K. Moreover, Rule 15c2-4 requires any broker-dealer that accepts funds in connection with a best-efforts, contingency offering to either (i) place those funds in escrow and appoint an escrow agent or (ii) promptly deposit the funds in a segregated bank account, with respect to which the broker-dealer acts as trustee or agent. Please revise to describe how your underwriter intends to treat funds received in this offering. See Rule 15c2-4(b) of Securities and Exchange Act of 1934.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 10, 11, 40, 161 and 162 of the Registration Statement.

Liquidity and Capital Resources, page 80

2.	Please file as an exhibit the September 2014 guarantee agreement pursuant to which Hailiang Group and Mr. Feng agreed to irrevocably and jointly guarantee the timely return of company deposits on behalf of Hailiang Finance.

In response to the Staff’s comment, the Company has filed a copy of the guarantee agreements as Exhibits 10.13 and 10.14 to the Registration Statement.

Underwriting, page 155

3.	We note that the underwriter’s obligation to offer and sell the ADSs in the offering is conditioned upon listing on the New York Stock Exchange or Nasdaq Global Market. Please discuss the requirements for listing on these exchanges and how the company does or does not currently meet those requirements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 159 of the Registration Statement.

*        *        *

If you need additional copies or have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Securities and Exchange Commission

December 24, 2014

Very truly yours,

/s/ David Zhang

David Zhang of Kirkland & Ellis

Enclosures

cc:	Lei Chen, Hailiang Education Group Inc.
Benjamin Su, Esq., Kirkland & Ellis International LLP
Jessie Qian, Partner, KPMG Huazhen (SGP)